

July 17, 2012

Via E-mail
J. Chris Brewster
Chief Financial Officer
Cardtronics, Inc.
3250 Briarpark Drive, Suite 400
Houston, TX 77042

> **Re:** **Cardtronics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-33864**

Dear Mr. Brewster:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note (8) Prepaid Expenses and Other Assets, page 86

1. Please explain why you believe it is appropriate to recognize a receivable for the reimbursement of the amount of cash misappropriated by MVMC as a non-current asset. We believe there is a rebuttable presumption that no asset should be recognized for a claim for recovery from a party that is asserting that it is not liable for indemnification. Refer to Question 2 of SAB Topic 5Y. Describe the circumstances leading to your filing of the lawsuit in November of 2011 to expedite the repayment. Explain the insurer's general denial and affirmative defenses.

Note (21) Supplemental Guarantor Financial Information, page 103

2.   We note that you appear to be relying on the exception to the general rule to file separate financial statements of each guarantor subsidiary under Rule 3-10(f) of Regulation S-X. Please confirm, and also disclose in future filings, that each subsidiary guarantor is 100% owned and the guarantees are joint and several. Refer to Rule 3-10(i)(8) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant